  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 31 MARCH 1999



RESULTS OF OPERATIONS - 31 MARCH 1999

Overview Of Results

Telecom's reported earnings for the year ended 31 March 1999 ("1999") were NZ$822 million compared with NZ$820 million for the year ended 31 March 1998 ("1998"). Reported earnings per share ("EPS") increased by 2.2% to NZ46.9 cents, compared with NZ45.9 cents in 1998.

Normalised earnings (reported earnings excluding the effect of abnormal items and discontinued operations) were NZ$816 million compared with NZ$815 million for 1998, an increase of NZ$1 million, or 0.1%. Normalised EPS increased by 2.1% to NZ46.6 cents, compared with NZ45.6 cents in 1998.

==============================================================================
Earnings Overview

                                                      Years Ended 31 March
                                                   ---------------------------
                                                                        Change
                                                     1998     1999           %
                                                     NZ$M     NZ$M       99:98
                                                   ------- -------- ----------

Operating revenues
    (before abnormals)                              3,398    3,434         1.1

Net earnings (reported)                               820      822         0.2

Abnormal revenue                                        -      (16)          -

Abnormal expenses
   (after tax)                                         25       10           -

Discontinued operations                               (30)       -           -
                                                   ------- -------- ----------

Normalised earnings                                   815      816         0.1
                                                   ------- -------- ----------

EBIT (before abnormals)                             1,377    1,399         1.6

EBITDA (before abnormals)                           1,945    1,959         0.7

Reported earnings per
   share (cents)                                     45.9     46.9         2.2

Normalised earnings
per share (cents)                                    45.6     46.6         2.1

Dividends per share
   (cents)                                           43.0     46.0         7.0

Weighted average
number of shares                                    1,786    1,752           -
outstanding (millions)
==============================================================================

EPS growth was greater than net earnings growth because Telecom's share repurchase programme, which was completed in December 1997, reduced the average number of shares on issue. The effect on EPS of the lower number of issued shares was partially offset by additional funding costs of the shares repurchased.

Telecom's result for 1999 was adversely affected by price declines in the face of intense competition, particularly in the tolls market, and the weak New Zealand economy.

Net cash flows from operating activities increased by NZ$37 million, or 2.4%, from NZ$1,537 million in 1998.

OVERVIEW OF SURPLUS FROM CONTINUING OPERATIONS

The table on page 10 shows the major components of Telecom's operating revenues and expenses for the years ended 31 March 1998 and 1999.

Surplus from continuing operations before abnormal items as a percentage of revenue was 40.5% and 40.7% for 1998 and 1999, respectively.

Abnormal Items

------------------------------------------------------------------------------
                                                                  1998    1999
                                                                  NZ$M    NZ$M
------------------------------------------------------------------------------
Abnormal costs

Restructuring costs                                                  -      15
Reorganisation of First
   Media Limited                                                    37       -
                                                               -------- -------
                                                                    37      15
                                                               ======== =======
Abnormal Revenue
Liquidation of executive
    share ownership plan                                             -      16
                                                               ======== =======

Restructuring

During 1999, Telecom announced it had reached an agreement with specialist call centre operator SITEL Asia Pacific to contract out the provision of operator services. Operator services manages directory assistance, operator assistance and audio conferencing calls as well as passing 111 calls to emergency services.

The decision to outsource operator services resulted in approximately 560 redundancies (total severance costs of NZ$15 million) at the Auckland, Palmerston North and Christchurch call centres. Of the NZ$15 million, NZ$7 million was still to be paid at 31 March 1999.

Redundancy and other restructuring costs of NZ$11 million and NZ$33 million incurred during 1999 and 1998 respectively were charged against the restructuring provision.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                                 31 MARCH 1999

Reorganisation of First Media Limited ("First Media")

The estimated costs (NZ$37 million) associated with the termination of the residential hybrid fibre/coax cable roll-out and the reorganisation of First Media were identified and provided for at 31 March 1998.

The decision to close First Media with effect from 31 July 1998 was announced on 4 June 1998. The costs associated with this decision were accommodated by the existing provision.

Liquidation of the Executive Share Ownership Plan

Liquidation of Telecom's executive share ownership plan was completed in March 1999. The Trustee of the plan had disposed of the 1.9 million unallocated shares on trust and remitted the net proceeds to Telecom as the residuary beneficiary. The net proceeds received were NZ$16 million.

Telecom continues to operate an executive share option scheme whereby certain key executives are granted a number of options to purchase ordinary shares in the Company.

Operating Revenues (Before Abnormals)

-------------------------------------------------------------------------------
Variation - Increase                                               NZ$        %
                                                                millions
-------------------------------------------------------------------------------
1999:1998                                                          36       1.1

Revenue growth for 1999 was driven largely by growth in cellular connections, access lines, data and Internet revenue. Growth in national and international call volumes did not fully offset large price reductions, resulting in a decline in national and international revenues.

Volume Growth

===============================================================================
                                          As at and for the year        Change
                                                  ended                   %
                                                 31 March
                                        ---------------------------------------
                                              1998         1999         99:98
                                        ---------------------------------------

Access Lines                                1,840,000   1,864,000         1.3
Centrex lines                                  65,800      74,900        13.8
ISDN lines                                     28,400      46,900        65.1

Call minutes (millions)
   Local calls*                               3,088.6     3,177.7         2.9
   National calls #                           2,028.0     2,101.8         3.6
   Fixed line to cellular
    calls                                       356.5       404.8        13.5
   National 0800 calls                          453.4       526.7        16.2
   International outward
    calls                                       304.0       442.2        45.5
   International inward
    calls                                       322.1       333.0         3.4
   Cellular calls                               614.0       744.0        21.2

Cellular connections
   Total at end of year                       476,200     608,900        27.9
   Average during the year                    453,720     529,440        16.7
Call minder mailboxes                         228,700     269,900        18.0
Registered XTRA customers                     107,000     180,300        68.5



* Includes business local calls, residential calls under the NZ20 cents local calling option and Centrex and VPN local calls.

# Includes Centrex and VPN national calls. Excludes calls from Telecom's fixed line to cellular networks.

Certain reclassifications of prior years' data were made to conform to current year classifications.

===============================================================================

Local Service

Local service revenues consist of business and residential access, local call charges (predominantly paid by business customers) including Centrex and VPN, and enhanced network services products (Smartphone, messaging and call track).

-------------------------------------------------------------------------------
Variation - Increase                                           NZ$            %
                                                            millions
-------------------------------------------------------------------------------
1999:1998                                                      33           3.2
-------------------------------------------------------------------------------
Local Service                                                          Change %
                                                                        99:98
-------------------------------------------------------------------------------
Business & residential access
    -  Revenue                                                           0.5
    -  Access lines                                                      1.3

Local calls
    -  Revenue                                                          18.0
    -  Call minutes                                                      2.9
-------------------------------------------------------

Business and residential access revenue for 1999 increased by NZ$4 million, or 0.5%, which reflected an increase in access lines partially offset by the net effect of pricing changes.

   Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

                                 31 MARCH 1999


Local service revenue and access line growth were affected by the entry of Saturn Communications into the local service market and increased use of cellular phones.

Pricing changes that affected the year on year comparisons included:

 .    Increases in residential line rental of 2.9% and 1.9% which took effect from 1 August 1997 and 1 October 1998 respectively.

 .    The option, since August 1997, for residential customers to continue with the standard monthly line rental and unlimited free local calling or pay a lower monthly rental and NZ20 cents per local call. At 31 March 1999, approximately 67,000 residential customers had switched to the new pricing option.

 .    Operator services charges introduced in December 1997 for residential customers. The monthly residential line rental was reduced by NZ$1.25 to NZ$35.66 at the same time.

 .    A reduction in business line rentals of 3.3% in December 1997 in conjunction with an increase in business local call prices.

 .    A reduction in the monthly rental for new second line connections by
     NZ$5.71 to NZ$29.95 from 1 July 1998.

Revenue from local calls increased by NZ$20 million, or 18.0%, for 1999 due to growth in call volumes and the full year effect of the price increase for business local calls, which took place in December 1997.

Revenue from Smartphone, messaging and call track increased by NZ$9 million, or 16.7%, for 1999.

National

National revenue includes calls to a location outside the caller's local calling area including Centrex and VPN, calls to cellular networks originating within the fixed line network, National 0800 calls and operator services charges.

--------------------------------------------------------------------------------
Variation - Decrease                                        NZ$ millions     %
--------------------------------------------------------------------------------
1999:1998                                                        (23)      (3.1)

The decrease for 1999 was largely due to national toll price reductions. While price reductions resulted in higher call volumes, volume growth rates were affected by the slower growth of the New Zealand economy and the migration of calls into Telecom's cellular network. The effect of national toll price reductions was partially offset by increased revenue from calls from the fixed line to cellular networks and National 0800.

--------------------------------------------------------------------------------
                                                                       Change %
National                                                                 99:98
--------------------------------------------------------------------------------
National calls *
    -  Revenue                                                           (11.2)
    -  Call minutes                                                        3.6
Calls to cellular networks
    -  Revenue                                                            10.9
    -  Call minutes                                                       13.5
National 0800
    -  Revenue                                                             5.7
    -  Call minutes                                                       16.2

* Includes national VPN and Centrex calls.
--------------------------------------------------------------------------------


Compared with 1998, the annual average per minute price of national calls, excluding National 0800 and those made to cellular networks, declined by approximately 14% to around NZ18 cents.

During the period from 1 April to 30 June 1998, Telecom's NZ$5 cap on national calls for residential customers, offered through the NZ$5 Weeknights and NZ$5 Weekends, was extended to apply all day on weekdays. From 1 February 1998, the NZ$5 caps were available only to those residential customers who choose Telecom as their preferred tolls provider.

From August 1998, business national toll prices were reduced on average by 16% for both peak and off peak calling on key routes.

Two new calling packages (HomeFree 200 and HomeFree 400) were launched in December 1998 for residential customers in seven geographic areas. These packages combine a low access charge, either 200 or 400 free (peak/off-peak) minutes and a low flat rate (NZ15 cents per minute) for all local and national calls once the free minutes have been used.

   Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

                                 31 MARCH 1999


Further initiatives include Favourite Place New Zealand and Favourite Place Neighbouring Area which provide a flat fee option for unlimited off-peak calling to another area in New Zealand chosen by the customer. As at 31 March 1999, approximately 34,000 customers were enrolled in these plans.

A Talking Points loyalty programme, which rewards residential customers for using Telecom's services, was introduced in May 1996. Approximately 653,000 customers had joined the programme at 31 March 1999. The School Connection loyalty programme, where residential customers nominate schools to receive sponsorships from Telecom based on customers' usage of Telecom's services, had 599,000 customers at 31 March 1999.

Revenue from calls to cellular networks grew by 10.9% in 1999, with a high proportion of this growth in the last quarter of 1999. Strong growth in the last quarter reflects the significant increase in cellular connections during the last four months of 1999.

International

International revenue includes outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities, and calls from international switched traffic transiting Telecom's facilities.

--------------------------------------------------------------------------------
Variation - Decrease                                     NZ$ millions      %
--------------------------------------------------------------------------------
1999:1998                                                     (50)      (11.1)


--------------------------------------------------------------------------------
                                                                      Change %
International                                                           99:98
--------------------------------------------------------------------------------
Outward calls
    -  Revenue                                                          (24.6)
    -  Call minutes                                                      45.5
Inward calls
    -  Revenue                                                            7.0
    -  Call minutes                                                       3.4
Transit call margin
    -  Margin                                                            31.3
    -  Call minutes                                                      50.1

--------------------------------------------------------------------------------


Growth in outward call minutes reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year. The annual average per minute charge for outward calls of around NZ48 cents was approximately 48% lower than in 1998, reflecting price reductions and frequent weekend specials.

From 1 January 1998, international toll prices for residential customers fell by an average of almost 20%. Further price reductions took place for residential customers to over 30 destinations from 1 April 1998. International toll calling prices for Telecom business customers decreased on average by 15% from 1 February 1998. Further significant price reductions reducing the average price of outward international tolls by 20% were announced in July 1998.

During May and June 1998 Telecom offered "talk for as long as you like" residential promotions of NZ$10 to Australia and NZ$15 to UK, US, Canada and Ireland. This offer was extended to the end of calendar 1999. For the last weekend in November 1998, four weekends in December 1998 and three weekends in March 1999, the rates were reduced further to NZ$4.99 to Australia and NZ$9.99 to UK, US, Canada and Ireland.

Growth in inward call revenue for 1999 resulted from increased volumes and increases in the average price per inward call minute. The average price per minute for inward calls increased by approximately 4% for 1999 primarily as a result of the weakening New Zealand dollar. The impact of the weaker New Zealand dollar was partially offset by a reduction in the rates negotiated for incoming calls. In response to intense competition in the international market, Telecom has negotiated agreements with the major foreign carriers which, while reducing rates, have improved inward volumes.

The increase in the transit call margin (revenue net of outpayments) for 1999 was largely attributable to:

 .    Strong growth in calls from international switched traffic transiting
     Telecom's facilities, reflecting intensive efforts to utilise Telecom's lower cost outward routes to win new refile business;

 .    The weakening of the New Zealand dollar which increases the New Zealand dollar equivalent of the foreign margin; and

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

                                 31 MARCH 1999

 . Increased revenue from transit calls for information services.

Telecom's point of presence ("POP") in the US enables it to participate in the world's most competitive wholesale international market. The low cost routing option provided by the US POP has enabled Telecom to become more competitive in the transit call business. Telecom has recently commissioned its own switch in the US and continues to expand its role in this market by interconnecting with an increasing number of other carriers in order to secure additional volumes and further reduce costs.

Other Calling

Other calling revenue is derived principally from Payphones, National 0900, teleconference, and analogue and dedicated digital voice service.

-------------------------------------------------------------------------------
Variation - Decrease                                           NZ$            %
                                                            millions
-------------------------------------------------------------------------------
1999:1998                                                      (8)        (13.3)

The decreases for 1999 and 1998 were due largely to a reduction in Payphone revenue as the use of cellular phones increased.

Interconnect

Interconnect revenue is derived from charges for delivering to and accepting from other service providers local, national, international and 0800 calls. Installation charges and rental of interconnecting links and service delivery point charges are also included.

-------------------------------------------------------------------------------
Variation - Increase                                         NZ$              %
                                                          millions
-------------------------------------------------------------------------------
1999:1998                                                    9             16.1

The increase for 1999 was largely due to new interconnect carriers (eg. Compass Communications and WorldxChange) and increased activity with existing carriers, partially offset by reductions in the average charge per call.

Cellular and Other Mobile Services

Cellular and other mobile services revenue comprises access and airtime charges for calls originating from Telecom's cellular network (excluding international calls), and revenue from paging and mobile radio services.

-------------------------------------------------------------------------------
Variation - Increase                                         NZ$              %
                                                          millions
-------------------------------------------------------------------------------
1999:1998                                                    53            12.3

-------------------------------------------------------------------------------
Cellular                                                                 Change
                                                                            %
                                                                          99:98
-------------------------------------------------------------------------------

Revenue                                                                    13.5
Call minutes                                                               21.2

Connections
  Total at period end                                                      27.9
  Average during the period                                                16.7

-------------------------------------------------------------------------------

The increased revenue includes the impact of the acquisition of the cellular reselling businesses of Motorola, Ericsson and Cellnet in June 1997, October 1997 and April 1998, respectively.

Telecom had 608,900 cellular connections at 31 March 1999 compared with 476,200 at 31 March 1998, an increase of 27.9%. The continued strong growth in connections was largely due to the introduction of prepaid cellular (including the Freedom connections sold through The Warehouse), and the "Telecom 2 GO" promotion. The total number of active prepaid customers (including Freedom connections) at 31 March 1999 was 112,700. Approximately 46% of total connections were connected to the "Telecom 2 GO" rate plans (excluding GO Prepaid connections) at 31 March 1999.

Average revenue per customer decreased by approximately 3% compared to 1998, reflecting the recent high number of prepaid connections. Average revenue per prepaid connection is initially lower as customers utilise their free airtime minutes.

The total number of cellular connections in New Zealand, including Vodafone's connections, was estimated to represent approximately 21% of the New Zealand population at 31 March 1999. This penetration level, when compared with other relevant countries, suggested scope for continued expansion of this market.

In March 1998, Telecom cut call prices and introduced new call pricing plans for mobile phone business customers in

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

                                 31 MARCH 1999

response to similar moves by BellSouth (now Vodafone). Existing business call pricing plans were replaced with five new plans to cover the needs of business customers - from those who use mobile phones only occasionally, through to high-volume business customers.

Data

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and Internet access.

-------------------------------------------------------------------------------
Variation - Increase                                            NZ$           %
                                                             millions
-------------------------------------------------------------------------------
1999:1998                                                       37         12.1

Data revenue growth for 1999 was driven by demand for bandwidth to support business networking and the increased penetration of the Internet.

Telecom's Internet service provider "XTRA" had approximately 180,300 registered customers at 31 March 1999, compared with 107,000 at 31 March 1998. Of the registered customers, 81% were active within the last month of 1999.

ISDN revenues increased by 37.4% for 1999 partly reflecting migration from basic access services. The number of ISDN lines increased by 65.1%.

In February 1999 Telecom introduced a series of data pricing initiatives aimed at stimulating data growth by making greater bandwidth more affordable. The initiatives, which were targeted at key corporate and business data users, aimed to simplify the data pricing structure, by reducing the number of distance steps, and make wide-area networking more affordable.

Directories

Directories revenue is derived largely from local advertising by businesses in both The Telephone Book and YELLOW PAGES(R) directories and various database services.

-------------------------------------------------------------------------------
Variation - Increase                                            NZ$           %
                                                             millions
-------------------------------------------------------------------------------
1999:1998                                                       13          8.8

Revenue from regional directories increased by 8.5% in 1999 as a result of both tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products. Revenues from specialised and LOCAL DIRECTORIES(TM) increased by 19.3%.

Equipment Revenue

Equipment revenue includes equipment sales and installation, and CPE rental.

-------------------------------------------------------------------------------
Variation - Decrease                                            NZ$           %
                                                             millions
-------------------------------------------------------------------------------
1999:1998                                                      (35)       (24.3)


The decreases for 1999 and 1998 reflected lower CPE rental and the full-year effect of the outsourcing of cellular equipment sales in November 1997.

Miscellaneous Other Services

Miscellaneous other services revenue is derived principally from software development, telecommunications services provided in the Cook Islands and Samoa and an international outside plant project.

-------------------------------------------------------------------------------
Variation - Increase                                             NZ$          %
                                                              millions
-------------------------------------------------------------------------------
1999:1998                                                        7         14.6

The increase for 1999 reflects a one-off receipt from Ameritech to cover costs incurred by Telecom in the sale by Ameritech of its Telecom shareholding, completed in April 1998. This increase was partly offset by the winding down of the international outside plant project.

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

                                 31 MARCH 1999

Operating Expenses (Before Abnormals)

-------------------------------------------------------------------------------
Variation - Increase                                             NZ$          %
                                                               millions
-------------------------------------------------------------------------------
1999:1998                                                         14        0.7

Operating expenses (excluding abnormal costs) for 1999 remained relatively stable. An increase in cost of sales was largely offset by reductions in other cost items.

Operating expenses excluding abnormal costs as a percentage of revenue were 59.5% and 59.3% for 1998 and 1999, respectively.

Labour

-------------------------------------------------------------------------------
Variation - Decrease                                             NZ$          %
                                                              millions
-------------------------------------------------------------------------------
1999:1998                                                       (15)       (3.0)

The decrease in labour costs for 1999 reflected a reduction of 337 in personnel numbers between 31 March 1998 and 1999.

The effect of this decrease on labour costs was partially offset by increases arising from the following factors:

 .    Salary increases for personnel on individual contracts;

 .    Negotiated settlements for personnel covered by collective contracts; and

 .    The acquisition of the cellular reselling businesses of Motorola, Ericsson and Cellnet, and the associated staff increases.


-------------------------------------------------------------------------------
                 Personnel Numbers
-------------------------------------------------------------------------------
                                                                Decrease 99:98
                                                 ------------------------------
                                                   1998    1999   Number      %
                                                 ------------------------------

Operations                                       6,551   6,289    (262)   (4.0)
Other                                            1,585   1,510     (75)   (4.7)
                                                 ------- ------ -------- ------
                                                 8,136   7,799    (337)   (4.1)
                                                 ------- ------ -------- ------

Depreciation

-------------------------------------------------------------------------------
Variation - Decrease                                             NZ$          %
                                                               millions
-------------------------------------------------------------------------------
1999:1998                                                        (11)      (2.0)

The decrease in depreciation expense for 1999 was largely due to high depreciation in 1998 following a fixed asset review which identified a number of under-depreciated assets.

This decrease was partially offset by the impact of the increasing fixed asset base resulting from capital expenditure, and a higher proportion of expenditure on information technology assets which have shorter depreciable lives compared with network assets.

Cost of Sales

Cost of sales are costs directly attributable to revenue earned from international outward calls and leased circuits, equipment sales, cellular services and directories.

--------------------------------------------------------------------------------
Variation - Increase                                              NZ$         %
                                                               millions
--------------------------------------------------------------------------------
1999:1998                                                         53        13.3

The increase for 1999 was largely due to growth in the cellular business, including the acquisition of the cellular reselling businesses. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones also contributed to the increase in cost of sales.

International cost of sales for outbound calls increased by 23.3% for 1999, primarily due to significantly higher outbound minutes. International outward minutes increased by 45.5% reflecting the volume stimulation created by price specials offered to New Zealand customers.

The proportionally lower increase in international cost of sales (relative to the increase in outward minutes) reflects the negotiation of favourable outpayment terms for the short period of price specials, partially offset by the effect of the weakening New Zealand dollar.

  Management's Discussion and Analysis of Financial Condition and Results
                                of Operations

                                 31 MARCH 1999

Other Operating Expenses

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs, which together represented approximately 80% of other operating expenses before capital recoveries.

          ----------------------------------------------------
          Variation - Decrease              NZ$ millions    %
          ----------------------------------------------------
          1999:1998                             (13)      (2.3)

The decrease in other operating expenses for 1999 was largely due to lower bad debts and legal expenses. The reduction in legal expenses was due to an allowance for certain litigation costs which increased expenses in the first half of 1998.

This decrease was partially offset by increased outsourcing expenses and a lower level of overhead recoveries relating to capital work.

Net Interest Expense

          -----------------------------------------------------
          Variation - Increase/(decrease)  NZ$ millions    %
          -----------------------------------------------------
          1999:1998

          Interest expense                       4          2.6
          Investment income                     21         75.0
                                           ------------- ------
          Net interest expense                 (17)       (13.4)
          -----------------------------------------------------

The decrease in net interest expense for 1999 was largely due to a lower average level of net debt in 1999 compared to 1998. Average debt was higher in 1998 as short-term debt was used to fund the share repurchase programme for parts of the year prior to the issue of capital notes (TeleNotes and US Restricted Capital Securities).

The hedging costs related to the US capital notes were reclassified from interest expense to capital note distribution costs.

The surplus from continuing operations before abnormals covered net interest (after investment income but before interest capitalised) and capital note costs
6.9 times, compared with 7.6 times in 1998.

Taxation

          ------------------------------------------------------
          Variation - Increase              NZ$ millions     %
          ------------------------------------------------------
          1999:1998                               14        3.5

The increase in income tax expense for 1999 was largely due to the NZ$77 million, or 6.3%, increase in the surplus from continuing operations before income tax. The effective tax rate was 31.9% compared with 32.7% for 1998 and a statutory rate of 33%.

GLOSSARY

ADSL (Asymmetric Digital Subscribers Line) - A technology for delivering a high bit rate link to customers over ordinary copper. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

Bandwidth - Transmission capacity. The larger the bandwidth, the greater the capacity of voice, video or data that can be carried.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Any telecommunications equipment that resides in the customer's premises and does not constitute part of the network (e.g. telephones, fax machines, PBX's).

IP (Internet Protocol) - A principal communications protocol used in the Internet.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

LAN (Local Area Network) - A local area network is one which spans a limited geographical area (usually within one building or site) and interconnects a variety of computers and terminals, usually at very high data rates.

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

                                 31 MARCH 1999


LanLink - A group of Telecom services that link customer LANs together via a Wide Area Network (WAN). Solutions involve a degree of customisation in each case.

LMDS (Local Multipoint Distribution System) - A wireless system for distribution of broadband services that functions in the 26 to 29 GHz band.

PBX (Private Branch Exchange) - Customer premises switch, connected to the PSTN, that operates as a private local exchange, typically providing reduced-digit dialing for internal calls.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

xDSL - A generic reference to any of the many Digital Subscribers Line technologies, e.g. ADSL.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2Mbit/s.

          Telecom Corporation of New Zealand Limited and Subsidiaries Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

                                 31 MARCH 1999

                                                                              YEARS ENDED 31 MARCH             VARIATION
                                                                                                                 99:98
------------------------------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)                                 1998        %      1999         %       $         %
------------------------------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                                        1,025       30.2   1,058       30.8      33       3.2
Calling
    National                                                           732       21.6     709       20.7     (23)     (3.1)
    International                                                      450       13.2     400       11.6     (50)    (11.1)
    Other                                                               60        1.8      52        1.5      (8)    (13.3)
                                                                    ------------------------------------------------------
                                                                     1,242       36.6   1,161       33.8     (81)     (6.5)

Interconnection                                                         56        1.6      65        1.9       9      16.1
Cellular and other mobile services                                     431       12.6     484       14.1      53      12.3
Data                                                                   305        9.0     342       10.0      37      12.1

Other operating revenues

    Directories                                                        147        4.3     160        4.7      13       8.8
    Equipment                                                          144        4.3     109        3.2     (35)    (24.3)
    Miscellaneous other services                                        48        1.4      55        1.5       7      14.6
                                                                    ------------------------------------------------------

                                                                       339       10.0     324        9.4     (15)     (4.4)
                                                                    ------------------------------------------------------

Total operating revenues (before abnormals)                          3,398      100.0   3,434      100.0      36       1.1
                                                                    ------------------------------------------------------

Operating expenses

Labour                                                                 494       14.5     479       14.0     (15)     (3.0)
Depreciation                                                           564       16.6     553       16.1     (11)     (2.0)
Cost of sales                                                          398       11.7     451       13.1      53      13.3
Other operating expenses                                               565       16.7     552       16.1     (13)     (2.3)
                                                                    ------------------------------------------------------
Total operating expenses (before abnormals)                          2,021       59.5   2,035       59.3      14       0.7
                                                                    ------------------------------------------------------

Surplus from continuing operations (before abnormals)                1,377       40.5   1,399       40.7      22       1.6

Abnormal revenue                                                        --       --        16        0.5      16        --

Abnormal costs                                                         (37)      (1.1)    (15)      (0.4)     22      59.5
                                                                    ------------------------------------------------------
Surplus from continuing operations                                   1,340       39.4   1,400       40.8      60       4.5
                                                                    ------------------------------------------------------


KEY PERFORMANCE INDICATORS

                                                        YEARS ENDED 31
                                                            MARCH
                                                      1998          1999

Operating Margin (%)                  *               40.5          40.7
Asset Utilisation (%)                 #               73.0          73.0
Net Interest Cover (times)            .                7.6           6.9
Return on Average Total Assets (%)    +               29.6          29.8
Net Debt/Net Debt plus Capital Funds (%)              43.6          42.9

* Normalised surplus from continuing operations/operating revenue (before abnormals)
# Operating revenue (before abnormals)/average total assets (net of cash and short-term investments)
 . Normalised surplus from continuing operations/net interest expense (before interest capitalised) inclusive of capital note coupons
+ Normalised surplus from continuing operations/average total assets (net of cash and short-term investments)

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